UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2011

July 29, 2011

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306
URL	http://www.mufg.jp/
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200

Quarterly securities report issuing date: August 15, 2011
Trading accounts: Established
Dividend payment date: -
Supplemental information for quarterly financial statements: Available
Quarterly investor meeting presentation: None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2011

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
Three months ended	million yen	%	million yen	%	million yen	%
June 30, 2011	1,457,779	24.7	601,263	101.0	500,583	200.9
June 30, 2010	1,168,880	(12.5)	299,128	119.4	166,348	119.0

(*) Comprehensive income June 30, 2011: 661,625 million yen, —% ; June 30, 2010 (36,192) million yen, —%

	Net Income per Common Stock	Diluted Net Income per Common Stock
Three months ended	yen	yen
June 30, 2011	35.40	35.33
June 30, 2010	11.76	11.72

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*1)
As of	million yen	million yen	%
June 30, 2011	206,196,454	11,331,726	4.6
March 31, 2011	206,227,081	10,814,425	4.3

(Reference) Shareholders’ equity as of             June 30, 2011: 9,490,702 million yen;             March 31, 2011: 8,948,948 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” will be disclosed separately in mid-August 2011.

2.	Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2011	—	6.00	—	6.00	12.00
ending March 31, 2012	—	——	——	——	——
ending March 31, 2012 (Forecast)	——	6.00	—	6.00	12.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None
(*2)	The information in the above table is only for dividends on common stocks. Please refer to “Dividends on preferred stocks” with regard to dividends on other type of (unlisted) stocks issued by us.

3.	Earnings Forecasts for the Fiscal Year ending March 31, 2012 (Consolidated)

MUFG has the target of 600.0 billion yen of consolidated net income for the fiscal year ending March 31, 2012. (There are no changes to our earnings targets released on May 16, 2011.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

4. Other

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: No

(B)	Changes in accounting policies due to reasons other than (A): Yes

(C)	Changes in accounting estimates: No

(D)	Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2011	14,152,084,520 shares
	Mar. 31, 2011	14,150,894,620 shares
(B) Treasury stocks:	June 30, 2011	9,474,719 shares
	Mar. 31, 2011	9,413,730 shares
(C) Average outstanding stocks:	Three months ended June 30, 2011	14,141,918,204 shares
	Three months ended June 30, 2010	14,139,335,066 shares

*Disclosure regarding the execution of the quarterly review process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the quarterly review process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2011	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2012	—	——	——	——	——
Fiscal year ending March 31, 2012 (Forecast)	——	57.50	—	57.50	115.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2011	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2012	—	——	——	——	——
Fiscal year ending March 31, 2012 (Forecast)	——	2.65	—	2.65	5.30

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Information Regarding “4. Other” in Consolidated Summary Report	2

(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements	2

2. Consolidated Financial Statements	3

(1) Consolidated Balance Sheets	3

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	5

(3) Notes on Going-Concern Assumption	7

(4) Notes for Material Changes in Shareholders’ Equity	7

3. Additional Information	8

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Three Months Ended June 30, 2011”

1

Mitsubishi UFJ Financial Group, Inc.

1. Information Regarding “4. Other” in Consolidated Summary Report

(1)	Changes in Accounting Policies, Changes in Accounting Estimates and Restatements

(Changes in Accounting Policies)

Some of the consolidated subsidiaries recorded part of their receivables allocated to offset future claims of repayment of interest, as part of allowance for credit losses, simply because of the technical difficulty in drawing distinction between such part of receivables and write-offs of loans. From the previous fiscal year, however, such part of receivables including allowances of similar nature at other consolidated subsidiaries started to be recorded appropriately as reserve for contingent losses, thanks to enough accumulation and development of actual repayment data to enable such distinction by the year end.

This change had impact on neither “Ordinary profits” nor “Income before income taxes and others” for the first quarter of the previous fiscal year.

2

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Financial Statements

(1)	Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2011	As of June 30, 2011
Assets:
Cash and due from banks	10,406,053	9,247,654
Call loans and bills bought	361,123	364,258
Receivables under resale agreements	4,997,138	6,316,490
Receivables under securities borrowing transactions	3,621,210	3,810,507
Monetary claims bought	2,700,617	2,719,785
Trading assets	14,946,185	14,731,098
Money held in trust	357,159	355,607
Securities	71,023,637	69,171,599
Loans and bills discounted	79,995,024	79,459,693
Foreign exchanges	1,140,201	1,144,005
Other assets	6,631,715	9,235,276
Tangible fixed assets	1,333,298	1,348,630
Intangible fixed assets	1,069,317	1,049,093
Deferred tax assets	780,310	676,439
Customers’ liabilities for acceptances and guarantees	8,008,084	7,694,286
Allowance for credit losses	(1,143,997)	(1,127,971)

Total assets	206,227,081	206,196,454

Liabilities:
Deposits	124,144,337	122,398,585
Negotiable certificates of deposit	10,961,012	10,384,049
Call money and bills sold	2,311,428	2,152,249
Payables under repurchase agreements	12,385,585	13,297,203
Payables under securities lending transactions	2,102,757	2,618,569
Commercial papers	101,688	136,814
Trading liabilities	11,219,391	10,835,192
Borrowed money	8,895,546	8,756,439
Foreign exchanges	685,309	770,631
Short-term bonds payable	436,967	410,278
Bonds payable	6,438,685	6,207,496
Due to trust accounts	1,459,108	1,396,003
Other liabilities	5,422,853	7,039,405
Reserve for bonuses	44,983	11,797
Reserve for bonuses to directors	543	109
Reserve for retirement benefits	59,192	59,475
Reserve for retirement benefits to directors	1,556	1,217
Reserve for loyalty award credits	8,627	7,962
Reserve for contingent losses	492,693	442,118
Reserves under special laws	2,235	1,792
Deferred tax liabilities	43,301	56,707
Deferred tax liabilities for land revaluation	186,765	186,341
Acceptances and guarantees	8,008,084	7,694,286

Total liabilities	195,412,655	194,864,728

3

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2011	As of June 30, 2011
Net assets:
Capital stock	2,137,476	2,137,804
Capital surplus	2,174,287	2,174,622
Retained earnings	4,799,668	5,211,071
Treasury stock	(6,458)	(6,508)

Total shareholders’ equity	9,104,972	9,516,989

Net unrealized gains (losses) on other securities	90,765	175,511
Net deferred gains (losses) on hedging instruments	38,786	36,699
Land revaluation excess	141,198	141,122
Foreign currency translation adjustments	(392,083)	(345,344)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(34,691)	(34,276)

Total accumulated other comprehensive income	(156,024)	(26,286)

Subscription rights to shares	7,192	7,042
Minority interests	1,858,283	1,833,981

Total net assets	10,814,425	11,331,726

Total liabilities and net assets	206,227,081	206,196,454

4

Mitsubishi UFJ Financial Group, Inc.

(2)	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2010	For the three months ended June 30, 2011
Ordinary income	1,168,880	1,457,779
Interest income	638,031	598,286
Interest on loans and bills discounted	416,864	381,887
Interest and dividends on securities	142,135	141,161
Trust fees	24,093	23,257
Fees and commissions	265,081	269,062
Trading income	68,409	53,135
Other business income	118,716	163,070
Other ordinary income	54,548	350,967
Ordinary expenses	869,752	856,515
Interest expenses	136,398	127,323
Interest on deposits	57,924	43,839
Fees and commissions	40,878	44,375
Trading expenses	523	—
Other business expenses	25,960	80,170
General and administrative expenses	530,673	524,025
Other ordinary expenses	135,317	80,621

Ordinary profits	299,128	601,263

Extraordinary gains	17,410	18,369
Gains on disposition of fixed assets	352	5,608
Gains on loans written-off	16,187	—
Reversal of reserve for contingent liabilities from financial instruments transactions	870	442
Others	—	12,318
Extraordinary losses	28,778	8,072
Losses on disposition of fixed assets	1,481	2,554
Losses on impairment of fixed assets	144	100
Amortization of goodwill	—	5,416
Loss on adjustment for changes of accounting standard for asset retirement obligations	24,447	—
Losses on changes in subsidiaries’ equity	2,704	—

Income before income taxes and others	287,760	611,561

Income taxes-current	22,519	28,841
Income taxes-deferred	73,054	51,113

Total taxes	95,574	79,955

Income before minority interests	192,185	531,606

Minority interests	25,837	31,022

Net income	166,348	500,583

5

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the three months ended June 30, 2010	For the three months ended June 30, 2011
Income before minority interests	192,185	531,606
Other comprehensive income
Net unrealized gains (losses) on other securities	(238,195)	83,136
Net deferred gains (losses) on hedging instruments	(11,020)	(1,940)
Foreign currency translation adjustments	17,949	44,141
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	168	414
Share of other comprehensive income of associates accounted for using equity method	2,720	4,267

Total other comprehensive income	(228,377)	130,019

Comprehensive income	(36,192)	661,625

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	(63,297)	630,396
Comprehensive income attributable to minority interests	27,104	31,229

6

Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

Not applicable

(4)	Notes for Material Changes in Shareholders’ Equity

Not applicable

7

Mitsubishi UFJ Financial Group, Inc.

3. Additional Information

(1)	Summary of the conversion of convertible preferred stocks of Morgan Stanley into common stocks

We have converted all of our convertible preferred stocks of Morgan Stanley into common stocks on June 30, 2011 after certain adjustments to the convertible ratio were made. As a result, our share of the Morgan Stanley voting rights has risen to approximately 22.4% and consequently led to Morgan Stanley becoming an affiliated company of ours.

Summary of Morgan Stanley, the investee, is as follows;

Company name (name of investee)	Morgan Stanley

Business	Bank holding company

The date on which MUFG applied the equity method accounting to Morgan Stanley	June 30, 2011

The legal form that Morgan Stanley became an affiliated company of MUFG	Conversion of convertible preferred stocks to common stocks

Share of voting rights after the conversion	Approximately 22.4%

(2)	The period for which the performance of the investee is included in the consolidated interim income statement of MUFG for the three months ended June 30, 2011

This is not applicable because the starting date of the accounting for the investment under the equity method of the accounting was the last day of the first quarter interim period.

(3)	Summary of the accounting treatment applied

(A)	The Acquisition costs of the investee and its details

		(millions of JPY)
Acquisition costs	Convertible preferred stocks and other	¥728,687
Direct acquisition costs	Advisory fees and other	¥3,125

Total acquisition costs		¥731,813

(B)	Amount of negative goodwill and the reasons for recognition

i)	Amount of negative goodwill

¥290,639 million

ii)	Reasons for recognition of negative goodwill

The negative goodwill was recognized due to the excess of our share in the fair value of the investee’s net assets over the acquisition costs as of the date on which the common stocks were acquired

(Note)	Due to the fact that purchase price allocation has not yet been completed, the conversion was accounted for preliminarily based on information that is currently available and reasonable.

8

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2011

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4 [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	1

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	5

3. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	6

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	9

6. Loans and Deposits	[ BTMU and MUTB Combined ]	9

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	10

(Reference)

Exposure to “Securitized Products and Related Investments”		11

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2011 (A)	June 30, 2010 (B)
Gross profits	854.9	910.6	(55.6)
Gross profits before credit costs for trust accounts	854.9	910.6	(55.6)
Net interest income	470.9	501.6	(30.6)
Trust fees	23.2	24.0	(0.8)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	224.6	224.2	0.4
Net trading profits	53.1	67.8	(14.7)
Net other business profits	82.9	92.7	(9.8)
Net gains (losses) on debt securities	77.7	78.3	(0.5)
General and administrative expenses	505.5	515.1	(9.6)
Amortization of goodwill	7.4	8.2	(0.7)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	356.9	403.7	(46.8)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	349.4	395.4	(46.0)
Provision for general allowance for credit losses (2)	12.8	39.7	(26.8)
Net business profits*	362.2	435.1	(72.9)
Net non-recurring gains (losses)	238.9	(136.0)	375.0
Credit costs (3)	(50.4)	(110.0)	59.5
Losses on loan write-offs	(32.8)	(60.1)	27.2
Provision for specific allowance for credit losses	(17.8)	(51.2)	33.4
Other credit costs	0.2	1.3	(1.1)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	2.7	—	2.7
Gains on loans written-off (6)	15.9	—	15.9
Net gains (losses) on equity securities	(22.4)	1.1	(23.5)
Gains on sales of equity securities	8.0	26.2	(18.2)
Losses on sales of equity securities	(4.6)	(3.3)	(1.3)
Losses on write-down of equity securities	(25.7)	(21.7)	(4.0)
Profits (losses) from investments in affiliates	309.8	(8.2)	318.1
Other non-recurring gains (losses)	(16.5)	(18.8)	2.2

Ordinary profits	601.2	299.1	302.1

Net extraordinary gains (losses)	10.2	(11.3)	21.6
Gains on loans written-off (7)	—	16.1	(16.1)
Reversal of allowance for credit losses (8)	—	—	—
Reversal of reserve for contingent losses included in credit costs (9)	—	—	—
Net gains (losses) on disposition of fixed assets	3.0	(1.1)	4.1
Amortization of goodwill	(5.4)	—	(5.4)
Income before income taxes and others	611.5	287.7	323.8
Income taxes-current	28.8	22.5	6.3
Income taxes-deferred	51.1	73.0	(21.9)
Total taxes	79.9	95.5	(15.6)
Income before minority interests	531.6	192.1	339.4
Minority interests	31.0	25.8	5.1

Net income	500.5	166.3	334.2

Note:

*         Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)+(9)	(18.9)	(54.1)	35.1

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2011 (A)	June 30, 2010 (B)
Gross profits	573.3	573.4	(0.0)
Gross profits before credit costs for trust accounts	573.3	573.4	(0.0)
Net interest income	344.4	342.5	1.9
Trust fees	17.0	17.9	(0.9)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	102.9	101.2	1.6
Net trading profits	35.2	34.4	0.7
Net other business profits	73.6	77.1	(3.4)
Net gains (losses) on debt securities	74.3	74.8	(0.4)
General and administrative expenses	301.2	304.2	(2.9)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	272.1	269.1	2.9
Provision for general allowance for credit losses (2)	(2.9)	17.5	(20.5)
Net business profits	269.1	286.7	(17.5)
Net non-recurring gains (losses)	(76.6)	(94.5)	17.9
Credit costs (3)	(21.4)	(43.2)	21.7
Losses on loan write-offs	(10.0)	(22.2)	12.2
Provision for specific allowance for credit losses	(10.5)	(21.0)	10.4
Other credit costs	(0.8)	0.1	(0.9)
Reversal of allowance for credit losses (4)	2.1	—	2.1
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	8.4	—	8.4
Net gains (losses) on equity securities	(46.6)	(43.9)	(2.6)
Gains on sales of equity securities	5.7	24.5	(18.7)
Losses on sales of equity securities	(4.5)	(3.8)	(0.6)
Losses on write-down of equity securities	(47.8)	(64.6)	16.7
Other non-recurring gains (losses)	(19.1)	(7.3)	(11.8)

Ordinary profits	192.5	192.1	0.3

Net extraordinary gains (losses)	2.6	(5.2)	7.9
Gains on loans written-off (7)	—	8.8	(8.8)
Reversal of allowance for credit losses (8)	—	2.1	(2.1)
Reversal of reserve for contingent losses included in credit costs (9)	—	1.4	(1.4)
Net gains (losses) on disposition of fixed assets	2.6	(1.1)	3.8
Income before income taxes	195.1	186.8	8.2
Income taxes-current	16.8	7.4	9.4
Income taxes-deferred	36.3	62.8	(26.4)
Total taxes	53.2	70.3	(17.0)

Net income	141.8	116.5	25.2

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)+(9)	(13.8)	(13.3)	(0.5)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2011 (A)	June 30, 2010 (B)
Gross profits	486.3	481.1	5.1
Net interest income	297.1	302.1	(5.0)
Net fees and commissions	83.8	82.2	1.5
Net trading profits	28.0	31.2	(3.1)
Net other business profits	77.3	65.4	11.8
Net gains (losses) on debt securities	70.3	60.5	9.7
General and administrative expenses	254.7	255.7	(0.9)
Net business profits before provision for general allowance for credit losses	231.5	225.3	6.1
Provision for general allowance for credit losses (1)	(2.9)	17.5	(20.5)
Net business profits	228.5	242.9	(14.3)
Net non-recurring gains (losses)	(70.5)	(87.6)	17.0
Credit costs (2)	(21.3)	(43.1)	21.7
Losses on loan write-offs	(9.9)	(22.1)	12.2
Provision for specific allowance for credit losses	(10.5)	(21.0)	10.4
Other credit costs	(0.8)	0.1	(0.9)
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	7.0	—	7.0
Net gains (losses) on equity securities	(41.9)	(39.0)	(2.9)
Gains on sales of equity securities	5.4	22.3	(16.9)
Losses on sales of equity securities	(3.1)	(3.5)	0.3
Losses on write-down of equity securities	(44.2)	(57.8)	13.6
Other non-recurring gains (losses)	(14.3)	(5.4)	(8.8)

Ordinary profits	157.9	155.2	2.7

Net extraordinary gains (losses)	(1.8)	(6.6)	4.7
Gains on loans written-off (6)	—	8.3	(8.3)
Reversal of allowance for credit losses (7)	—	—	—
Reversal of reserve for contingent losses included in credit costs (8)	—	1.3	(1.3)
Net gains (losses) on disposition of fixed assets	(1.8)	(1.0)	(0.8)
Income before income taxes	156.0	148.6	7.4
Income taxes-current	12.2	5.8	6.3
Income taxes-deferred	32.8	48.8	(15.9)
Total taxes	45.0	54.6	(9.5)

Net income	111.0	93.9	17.0

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)	(17.2)	(15.8)	(1.4)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2011 (A)	June 30, 2010 (B)
Gross profits	87.0	92.2	(5.1)
Gross profits before credit costs for trust accounts	87.0	92.2	(5.1)
Trust fees	17.0	17.9	(0.9)
Credit costs for trust accounts (1)	—	—	—
Net interest income	47.3	40.3	6.9
Net fees and commissions	19.1	19.0	0.1
Net trading profits	7.2	3.2	3.9
Net other business profits	(3.6)	11.6	(15.3)
Net gains (losses) on debt securities	4.0	14.2	(10.1)
General and administrative expenses	46.4	48.4	(2.0)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	40.5	43.7	(3.1)
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	40.5	43.7	(3.1)
Net non-recurring gains (losses)	(6.0)	(6.8)	0.8
Credit costs (3)	(0.1)	(0.1)	0.0
Losses on loan write-offs	(0.1)	(0.1)	0.0
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(0.0)	—	(0.0)
Reversal of allowance for credit losses (4)	2.1	—	2.1
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	1.4	—	1.4
Net gains (losses) on equity securities	(4.6)	(4.9)	0.3
Gains on sales of equity securities	0.3	2.1	(1.8)
Losses on sales of equity securities	(1.3)	(0.3)	(1.0)
Losses on write-down of equity securities	(3.6)	(6.7)	3.1
Other non-recurring gains (losses)	(4.8)	(1.8)	(3.0)

Ordinary profits	34.5	36.8	(2.3)

Net extraordinary gains (losses)	4.4	1.3	3.1
Gains on loans written-off (7)	—	0.4	(0.4)
Reversal of allowance for credit losses (8)	—	2.1	(2.1)
Reversal of reserve for contingent losses included in credit costs (9)	—	0.0	(0.0)
Net gains (losses) on disposition of fixed assets	4.5	(0.1)	4.6
Income before income taxes	39.0	38.2	0.8
Income taxes-current	4.6	1.6	3.0
Income taxes-deferred	3.5	14.0	(10.5)
Total taxes	8.2	15.6	(7.4)

Net income	30.8	22.5	8.2

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)+(9)	3.4	2.5	0.8

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Accounts

	(in billions of yen)
	As of June 30, 2011	As of March 31, 2011
Bankrupt or De facto Bankrupt	126.9	131.2
Doubtful	779.8	748.7
Special Attention	560.7	550.6
Non Performing Loans	1,467.4	1,430.7

Total loans	83,992.0	85,006.4
Non Performing Loans / Total loans	1.74%	1.68%

BTMU Non-consolidated

	(in billions of yen)
	As of June 30, 2011	As of March 31, 2011
Bankrupt or De facto Bankrupt	124.2	127.2
Doubtful	741.3	712.6
Special Attention	545.5	538.8
Non Performing Loans	1,411.2	1,378.7

Total loans	73,308.5	74,123.1
Non Performing Loans / Total loans	1.92%	1.86%

MUTB Non-consolidated

	(in billions of yen)
	As of June 30, 2011	As of March 31, 2011
Bankrupt or De facto Bankrupt	2.4	3.8
Doubtful	38.3	36.0
Special Attention	14.3	11.0
Non Performing Loans	55.1	51.0

Total loans	10,572.7	10,769.8
Non Performing Loans / Total loans	0.52%	0.47%

MUTB Non-consolidated: Trust Accounts

	(in billions of yen)
	As of June 30, 2011	As of March 31, 2011
Bankrupt or De facto Bankrupt	0.1	0.1
Doubtful	0.0	0.0
Special Attention	0.7	0.7
Non Performing Loans	1.0	1.0

Total loans	110.7	113.5
Non Performing Loans / Total loans	0.92%	0.90%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2011		As of March 31, 2011
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	3,088.8	55.6	3,299.5	34.8

	(in billions of yen)
	As of June 30, 2011		As of March 31, 2011
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Other securities	65,250.2	483.8	67,198.5	327.6
Domestic equity securities	3,485.2	250.1	3,566.3	281.2
Domestic bonds	46,156.8	140.9	48,098.4	70.8
Other	15,608.0	92.7	15,533.6	(24.4)
Foreign equity securities	174.6	72.6	282.2	83.6
Foreign bonds	13,555.4	95.5	13,637.5	(46.8)
Other	1,878.0	(75.4)	1,613.9	(61.3)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2011		As of March 31, 2011
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	1,203.2	22.6	1,159.9	11.8
Stocks of subsidiaries and affiliates	82.3	1.8	98.3	(6.3)

	(in billions of yen)
	As of June 30, 2011		As of March 31, 2011
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	54,162.9	281.2	56,018.6	169.8
Domestic equity securities	2,731.8	43.2	2,803.8	74.2
Domestic bonds	41,662.2	120.6	43,573.0	59.5
Other	9,768.8	117.3	9,641.7	36.0
Foreign equity securities	168.8	71.3	171.9	73.8
Foreign bonds	8,288.1	59.9	8,362.0	(28.6)
Other	1,311.8	(13.9)	1,107.7	(9.1)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trusts in “Monetary claims bought” in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2011		As of March 31, 2011
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	1,539.7	9.9	1,806.6	9.5
Stocks of subsidiaries and affiliates	40.3	17.2	40.3	16.0

	(in billions of yen)
	As of June 30, 2011		As of March 31, 2011
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	8,861.3	66.2	8,727.3	10.5
Domestic equity securities	706.8	73.2	716.0	75.2
Domestic bonds	4,246.0	19.4	4,139.5	10.6
Other	3,908.4	(26.3)	3,871.7	(75.2)
Foreign equity securities	2.1	0.1	0.7	0.2
Foreign bonds	3,419.4	24.6	3,434.4	(22.7)
Other	486.7	(51.2)	436.5	(52.7)

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2011	For the three months ended June 30, 2010
ROE*	13.00	7.98

Note:

* ROE is computed as follows:

The one-time impact of Morgan Stanley becoming an equity-method affiliate of MUFG is adjusted.

Net income × 4 - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the three months ended June 30, 2011	For the three months ended June 30, 2010
Average interest rate on loans and bills discounted	1.37	1.43
Average interest rate on deposits and NCD	0.08	0.14
Interest rate spread	1.29	1.28

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of June 30, 2011	As of March 31, 2011
Deposits (ending balance)	116,703.2	118,287.8
Deposits (average balance)	115,857.6	113,548.2
Loans (ending balance)	74,886.4	75,570.8
Loans (average balance)	74,515.6	75,007.3

	(in billions of yen)
	As of June 30, 2011	As of March 31, 2011
Domestic deposits (ending balance)*	106,015.1	108,896.5
Individuals	65,436.5	64,384.6

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of March 31, 2011	As of June 30, 2011
Assets:
Loans and bills discounted	147.3	150.2
Securities	48,559.5	48,423.3
Beneficiary rights to the trust	30,104.1	30,595.4
Securities held in custody accounts	1,157.8	1,127.1
Monetary claims	11,411.2	12,058.6
Tangible fixed assets	8,929.4	8,940.2
Intangible fixed assets	131.4	130.8
Other claims	2,790.9	2,317.9
Call loans	1,544.7	1,328.3
Due from banking account	1,459.0	1,395.9
Cash and due from banks	1,911.5	1,935.0

Total	108,147.4	108,403.1

Liabilities:
Money trusts	17,122.3	17,012.7
Pension trusts	12,224.9	11,857.3
Property formation benefit trusts	13.5	13.5
Investment trusts	29,401.1	29,908.8
Money entrusted other than money trusts	2,006.4	2,098.5
Securities trusts	1,302.1	1,254.3
Monetary claim trusts	11,827.7	12,436.0
Equipment trusts	52.2	59.3
Land and fixtures trusts	85.9	85.1
Composite trusts	34,110.8	33,677.2

Total	108,147.4	108,403.1

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of June 30, 2011 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized gains]

•

The balance as of the end of June 2011 increased to ¥1.52 trillion in total, an increase of ¥0.06 trillion compared with the balance as of the end of March 2011, mainly due to an increase in highly rated CLOs and CMBS.

•	Net unrealized losses were ¥68 billion, improved by ¥10 billion compared to the end of March 2011.

•	The effect on the P/L for the first quarter ended June 30, 2011 was a gain of approximately ¥3 billion as a result of a gain on sales of sub-prime RMBS.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2011	Net unrealized gains (losses)	Change from end of March 2011	Balance	Net unrealized gains (losses)
1	RMBS	94	(13)	4	(8)	0	0
2	Sub-prime RMBS	10	(5)	3	(7)	0	0
3	CMBS	48	20	0	0	0	0
4	CLOs	1,278	54	(70)	17	1,058	(69)
5	Other securitized products (card, etc.)	96	1	(1)	1	23	0
6	CDOs	1	(2)	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0

8	Total	1,517	60	(68)	10	1,081	(69)

1.	Balance is the amount after impairment and before deducting net unrealized losses.
The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.
2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products accounted for 35% of our investments in securitized products, an increase of 5% compared with the end of March 2011, mainly due to an increase in highly rated CLOs and CMBS.

•	AAA and AA-rated products accounted for 83% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
9	RMBS	28	10	9	22	25	0	94
10	Sub-prime RMBS	5	1	0	1	3	0	10
11	CMBS	34	2	11	0	1	0	48
12	CLOs	413	691	62	64	48	0	1,278
13	Other securitized products (card, etc.)	51	31	4	7	2	1	96
14	CDOs	0	0	0	0	1	0	1
15	Sub-prime ABS CDOs	0	0	0	0	0	0	0

16	Total	526	733	86	93	77	1	1,517

17	Percentage of total	35%	48%	6%	6%	5%	0%	100%
18	Percentage of total (End of March 2011)	30%	51%	7%	5%	6%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of June 2011.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2011
1	LBO Loan[3] (Balance on a commitment basis)	19	134	20	194	367	39
2	Balance on a booking basis	11	120	18	173	323	37

3.	Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of June 2011 was ¥3.35 trillion (¥0.97 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables